Exhibit 99.1

ICLICK INTERACTIVE ASIA GROUP LIMITED

15/F
Prosperity Millennia Plaza
663 King’s Road, Quarry Bay
Hong Kong S.A.R., People’s Republic of China
+852 3700 9000

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of iClick Interactive Asia Group Limited (the “Company”) is soliciting proxies for the annual general meeting of the Company’s shareholders (the “AGM”) to be held on September 30, 2024 at 9:00 a.m. (Hong Kong time), or September 29, 2024 at 9:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, and for any adjournment or postponement thereof. The notice of the AGM and the form of proxy or ADS Voting Instruction Card for the AGM will first be sent to the Company’s shareholders on or about September 18, 2024.

PROPOSALS TO BE VOTED ON

Proposal No. 1: Disposal of Demand Side Marketing Solutions Business in Mainland China

It is resolved as a special resolution that the disposal of the Company’s demand side marketing solutions business in mainland China, be approved.

Proposal No. 2: Disposal of Enterprise Solutions Business in Mainland China

It is resolved as an ordinary resolution that the disposal of the Company’s enterprise solutions business in mainland China, be approved and ratified.

Proposal No. 3: Appointment of Mr. Winson Ip Wing Wai as An Independent Director

It is resolved as an ordinary resolution that the appointment of Mr. Winson Ip Wing Wai as an independent director of the Company be approved and ratified.

The Board recommends a vote “FOR” each of the Proposals No. 1–3.

VOTING PROCEDURE FOR SHAREHOLDERS

The Board has fixed the close of business on September 11, 2024 (New York time) as the record date (the “Record Date”). Only holders of the Company’s ordinary shares (the “Ordinary Shares”), whether or not represented by the Company’s American Depositary Shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof. If you hold ADSs through a broker or other securities intermediary, you should contact that broker or intermediary to determine the date by which you must instruct them to act in order that the necessary processing can be timely completed. Beneficial owners of the ADSs are welcome to attend the AGM.

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A quorum for the AGM consists of two shareholders entitled to vote and present in person or by proxy, or if the shareholder is a legal entity, by its duly authorized representative.

Any shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

Shares represented at the AGM but not voted, including abstentions and broker “non-votes,” will be treated as present at the AGM for purposes of determining the presence or absence of a quorum for the AGM. Shares represented by ADSs for which the ADS depositary votes at the AGM will be counted as present for purposes of determining the existence of a quorum. If you decide to sign and send in your proxy card, and do not indicate how you want to vote shares (other than shares represented by ADSs) represented by your proxy will be voted FOR the proposals, unless you appoint a person other than the chairman of the meeting as proxy, in which case shares (other than shares represented by ADSs) represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of the Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. The Class A Ordinary shares and Class B Ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders, except as may otherwise be required by law.

If you are a holder of the Ordinary Shares on the Record Date, you are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Hong Kong office at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, by email to ir@i-click.com as soon as possible and in any event no later than 9:00 a.m. September 28, 2024 (Hong Kong time), or 9:00 p.m., September 27, 2024 (New York time).

If you are a registered holder of the ADSs as at the Record Date, the depositary, JPMORGAN CHASE BANK, N.A., (the “Depositary”) will forward to you the information of the AGM and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of the ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct JPMorgan Chase Bank, N.A., Hong Kong Branch (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the deposited securities represented by the ADSs evidenced by such holder’s receipts as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it does not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, the Depositary has been provided with an opinion of counsel to the Company, in form and substance satisfactory to the Depositary, to the effect that (a) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands law, rule, regulation or permit and (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Islands law. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

If you have any questions or need assistance voting your shares, please contact the Company’s Investor Relations Department at +852-3700-9100 or by email at ir@i-click.com, for China, or at +1 516 222 2560 or by email at tomc@coreir.com, for the U.S. ADS holders should contact their bank, broker, financial institution or administrator through which such ADSs are held with any questions or if assistance is needed.

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PROPOSAL NO. 1

DISPOSAL OF DEMAND SIDE MARKETING SOLUTIONS BUSINESS IN MAINLAND CHINA

The following discussion is a summary of the material terms of the Digital Marketing Disposal (as defined below). We encourage you to read carefully and in their entirety the Disposal Agreement as it is the legal document that governs the Digital Marketing Disposal. A copy of the Disposal Agreement is furnished as Exhibit 99.2 to a Form 6-K furnished by the Company to the SEC on September 11, 2024 and is also attached as Annex A to this proxy statement.

Parties to the Disposal Agreement

Optimix Media Asia Limited (“Optimix”), Digital Marketing Group Limited (“Digital Marketing”), and SiAct Inc. (“SiAct”) signed a share purchase agreement (the “Disposal Agreement”) (the “Digital Marketing Disposal”) on September 11, 2024 to dispose of the Company’s demand side marketing solution business in mainland China.

Digital Marketing is wholly owned by Optimix, which is a wholly-owned subsidiary of the Company.

SiAct is an exempted company incorporated under the laws of the Cayman Islands. The management members of SiAct also serve as the management team of the Company’s mainland China office.

Consideration for the Digital Marketing Disposal

In consideration of the sale of the equity interests in Digital Marketing pursuant to the Disposal Agreement, SiAct has agreed to (i) pay Optimix a consideration of RMB1 million or equivalents in US dollars in cash, and (ii) assume all liabilities of Digital Marketing and its subsidiaries (collectively, “Digital Marketing and its subsidiaries”), except as discussed in “- Closing Conditions” and “- Post Closing Covenants” below.

Background and Reasons for the Digital Marketing Disposal

The Disposal aligns with the Company’s ongoing strategic scale-down of lower-margin and higher-risk businesses in its marketing solutions segment, and the Company’s strategy of optimizing its operations and realigning its business focus to meet market trends. The uncertainties around the macro-economic conditions since the COVID-19 pandemic led to a broad-based slowdown in the advertising market in mainland China. In addition, the uncertainty in macro-economic environment with ongoing influences on market sentiment, advertising spending and promotional activities affect the profitability and cash flows of this cash intensive business segment. The Disposal will enable the Company to concentrate resources on its service offerings with higher margins, greater operational efficiency and flexibility, and balanced risks. The Company believes the Disposal will generate greater and lasting shareholder value, and the Company will continue to explore strategic opportunities for broader business growth.

The decision of the Board to enter into the Disposal Agreement was based on (i) a careful evaluation of the outlook of the broader advertising market conditions and the Company’s marketing solutions business in mainland China, (ii) the Company’s ongoing strategy of reducing lower-margin, higher-risk marketing solutions business, (iii) the Company’s initiative of optimizing its operations based on the performance of business units, enhancing profitability and realigning the business focus as needed, and (iv) the Board’s assessment that the consideration to be received from the Company in the Digital Marketing Disposal is fair to the Company and its shareholders.

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Opinion of the Financial Advisor to the Board of Directors of the Company

The Board retained Houlihan Lokey (China) Limited (“Houlihan Lokey”) to act as its financial advisor in connection with the Digital Marketing Disposal. On September 11, 2024, Houlihan Lokey rendered its written opinion to the Board, as to the cash consideration set forth in the Disposal Agreement (such consideration, the “Consideration”) to be received by the Company in the Digital Marketing Disposal pursuant to the Disposal Agreement is fair to the Company from a financial point of view.

Houlihan Lokey’s opinion was directed to the Board (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Consideration to be received by the Company in the Digital Marketing Disposal pursuant to the Disposal Agreement and did not address any other aspect or implication of the Digital Marketing Disposal or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to the Board, any security holder of the Company or any other person as to how to act or vote with respect to any matter relating to the Digital Marketing Disposal.

In arriving at its opinion, Houlihan Lokey, among other things:

1.	reviewed the draft of the Disposal Agreement, dated September 7, 2024;

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Digital Marketing made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to Digital Marketing for the fiscal years ending 2024 through 2029 (the “Financial Projections”);

4.	spoke with certain members of the management of the Company regarding the businesses, operations, financial condition and prospects of the Company, Digital Marketing, the Digital Marketing Disposal and related matters;

5.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities;

6.	reviewed certificates and/or confirmation emails addressed to Houlihan Lokey from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

The Company’s management advised Houlihan Lokey, and its direction Houlihan Lokey relied upon and assumed, that (i) Digital Marketing have experienced significant recurring losses from operations and expects continuing operating losses for the foreseeable future, (ii) the Company’s failure to conclude the Digital Marketing Disposal, or a strategic transaction, will force it to consider other strategic alternatives, including a liquidation and dissolution of Digital Marketing (iii) the values the Company receives for Digital Marketing’s assets in liquidation or dissolution could be significantly lower than the values reflected in Digital Marketing’s financial statements and result in the Company receiving little or no value.

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Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Financial Projections (and adjustments thereto) reviewed by Houlihan Lokey have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company or Digital Marketing, as applicable and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Digital Marketing since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or Houlihan Lokey’s opinion, and that there is no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. The credit, financial and stock markets have recently been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Digital Marketing Disposal, and Houlihan Lokey’s opinion does not purport to address potential developments in any such markets. In addition, Houlihan Lokey expressed no view as to, and its opinion does not address, foreign currency exchange risks (if any) associated with the Digital Marketing Disposal, the financial projections or otherwise.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Disposal Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Disposal Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Digital Marketing Disposal will be satisfied without waiver thereof, and (d) the Digital Marketing Disposal will be consummated in a timely manner in accordance with the terms described in the Disposal Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Digital Marketing Disposal will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, including applicable laws, rules and regulations in the People’s Republic of China and Hong Kong S.A.R., and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Digital Marketing Proposal will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the acquisition of any assets of the Company, or otherwise have an effect on the Digital Marketing Proposal or the Company that would be material to the analyses or opinion of Houlihan Lokey. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Consideration pursuant to the Disposal Agreement will not be material to the analyses or opinion of Houlihan Lokey. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Disposal Agreement will not differ in any respect from the draft of the Disposal Agreement identified above.

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Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Digital Marketing or any other party, nor were we provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Digital Marketing is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Digital Marketing is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Digital Marketing Disposal, the securities, assets, businesses or operations of the Company, Digital Marketing or any other party, or any alternatives to the Digital Marketing Disposal, (b) negotiate the terms of the Digital Marketing Disposal, or (c) advise the Board or any other party with respect to alternatives to the Digital Marketing Disposal. Houlihan Lokey’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of the date of the opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to our attention after the date of the opinion.

Houlihan Lokey’s opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Digital Marketing Disposal and may not be used for any other purpose without our prior written consent. Houlihan Lokey’s opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Digital Marketing Disposal or otherwise.

Houlihan Lokey’s opinion only addresses the fairness, from a financial point of view, of the Consideration to be received by the Company for the entire Digital Marketing Disposal pursuant to the Disposal Agreement and does not address (a) any consideration to be paid under any other agreement in connection with the transactions contemplated under the Disposal Agreement or (b) any impact (financial or otherwise) on the Company arising out of, as a result of or in connection with the transactions contemplated under the Disposal Agreement, including without limitation the transactions contemplated under Section 5.1(n) of the Disposal Agreement. Houlihan Lokey was not requested to opine as to, and such opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Digital Marketing Disposal, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Digital Marketing Disposal or otherwise (other than the Consideration to the extent expressly specified in such opinion), (iii) the fairness of any portion or aspect of the Digital Marketing Disposal to the holders of any class of securities, creditors or other constituencies of the Company, (iv) the relative merits of the Digital Marketing Disposal as compared to any alternative business strategies or transactions that might be available for the Company, or any other party, (v) the fairness of any portion or aspect of the Digital Marketing Disposal to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Digital Marketing Disposal, (vii) how the Board, the Company, Digital Marketing, any security holder, any other party should act or vote or tender their shares with respect to the Digital Marketing Disposal, or (viii) the solvency, creditworthiness or fair value of Digital Marketing, or any other participant in the Digital Marketing Disposal, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Board, on the assessments by the Board, the Company, and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Digital Marketing Disposal or otherwise.

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In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the Digital Marketing Proposal and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial forecasts prepared by the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of our company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Board in evaluating the Digital Marketing Disposal. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Digital Marketing Disposal or of the views of the Board or management with respect to the Digital Marketing Disposal or the Consideration. Under the terms of its engagement by the Board, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the Digital Marketing Disposal or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Board, the Company, SiAct, any security holder or creditor of the Company or SiAct, or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Digital Marketing Disposal were determined through negotiation between Digital Marketing, Optimix and SiAct, and the decision to enter into the Disposal Agreement was solely that of the Board.

When the Digital Marketing Disposal is Expected to be Completed

If the Digital Marketing Disposal is approved by our shareholders at the AGM, we expect to complete the Digital Marketing Disposal as soon as practicable after all of the other closing conditions in the Disposal Agreement have been satisfied or waived. However, there can be no assurance that the Digital Marketing Disposal will be completed at all or, if completed, when it will be completed.

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Recommendation of Our Board of Directors

The Board received a fairness opinion from an independent financial advisor, Houlihan Lokey (China) Limited, as to whether, as of the date of the Disposal Agreement, the consideration to be received by the Company in the Disposal pursuant to the Agreement is fair to the Company from a financial point of view.

The Digital Marketing Disposal was approved by the Audit Committee and was recommended to the Board.

After careful consideration by the Board, the Board unanimously approved the Disposal Agreement, the Digital Marketing Disposal and the other transactions contemplated thereby, and unanimously determined that the Digital Marketing Disposal and the terms of the Disposal Agreement are advisable to, and in the best interests of, the Company and its shareholders.

Accordingly, the Board unanimously recommends that shareholders vote “FOR” approval of the Digital Marketing Disposal.

Effects on the Company if the Digital Marketing Disposal is Completed

If the Digital Marketing Disposal is approved by the Company’s shareholders and the Digital Marketing Disposal is completed, the Company will no longer operate its demand side marketing solutions business in mainland China, and will continue to operate its supply side marketing solutions business in mainland China, as well as marketing solutions and enterprise solutions business in Hong Kong and overseas.

Vote Required for Approval

The Digital Marketing Disposal will need to be passed by a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to the Company’s shareholders under the Companies Act of the Cayman Islands or the Ninth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles of Association”) in connection with the types of actions contemplated under the Digital Marketing Disposal. As a result, holders of the Ordinary Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Ordinary Shares, including those underlying their ADSs.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 1.

Terms of the Disposal Agreement

Below in this proxy statement is a summary of the material terms of the Disposal Agreement, a copy of which is furnished as Exhibit 99.2 to a Form 6-K furnished by the Company to the SEC on September 11, 2024 and is also attached as Annex A to this proxy statement. We encourage you to read the Disposal Agreement in its entirety because it is the legal document that governs the Digital Marketing Disposal. We encourage you to carefully read the Disposal Agreement in its entirety as the summaries contained herein may not contain all of the information about the Disposal Agreement that is important to you. Certain terms defined in the Disposal Agreement have the same meaning as the defined terms used below in this description.

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The Disposal Agreement has been included to provide you with information regarding its terms, and we recommend that you carefully read the Disposal Agreement in its entirety. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the Digital Marketing Disposal, we do not intend its text to be a source of factual, business or operational information about us. The Disposal Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the schedules referenced in the Disposal Agreement that the parties delivered in connection with the execution of the Disposal Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Disposal Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to shareholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Disposal Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of the Company or any of our affiliates.

The Digital Marketing Disposal

Pursuant to the Disposal Agreement, Optimix has agreed to sell all of its equity interest in Digital Marketing to SiAct, in consideration of SiAct (i) paying Optimix a consideration of RMB1 million or equivalents in US dollars in cash, and (ii) assuming all liabilities of Digital Marketing and its subsidiaries, except as discussed in “- Closing Conditions” and “- Post Closing Covenants” below.

Representations and Warranties

Each of Optimix, Digital Marketing and its subsidiaries severally made certain representation and warranties, relating, among other things, to organization, good standing, qualification, authorization, no conflicts/consents of third parties, capitalization, and no defects. SiAct also made certain representation and warranties, relating to organization, good standing, authorization, and no conflicts/consents of third parties.

None of such representations and warranties will survive the closing of the Digital Marketing Disposal, except for representations and warranties made as of a specified date.

Closing Conditions

Each party to the Disposal Agreement will not be obligated to complete the Digital Marketing Disposal unless a number of conditions are satisfied or waived. The conditions for SiAct to close the transaction primarily include:

1.	There being no proceedings by any governmental authority restraining, adversely altering or making illegal the consummation of the Digital Marketing Disposal;

2.	The accuracy of the representations and warranties of Optimix and Digital Marketing and its subsidiaries in all aspects;

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3.	The duly performance of and compliance with the covenants by Optimix, Digital Marketing and its subsidiaries;

4.	There being no Material Adverse Effect (as defined in the Disposal Agreement) after the execution of the Disposal Agreement;

5.	The completion of due diligence and the results of the due diligence are reasonably satisfactory to SiAct;

6.	The receipt of all internal consents, authorizations and corporate proceedings required to approve the execution, delivery and performance of the Disposal Agreement, the Digital Marketing Disposal and other transactions contemplated thereunder;

7.	The receipt of all signed resignation letters of all directors, legal representatives, and the supervisors of Digital Marketing and its subsidiaries;

8.	The completion of the settlement of certain inter-company balances between Digital Marketing and its subsidiaries. If certain inter-company balances are not settled prior to the closing, Optimix shall complete the settlement of such balances in accordance with the corresponding post-closing covenant;

9.	The completion of assignment of the contracts of existing clients of Digital Marketing and its subsidiaries;

10.	The completion of restructuring of Digital Marketing and its subsidiaries to be consistent with the agreed organizational chart;

11.	The payment by Optimix or its designated affiliate of severance of up to RMB3 million directly to certain employees of Digital Marketing and its subsidiaries;

12.	The execution of a loan agreement between Optimix (or its designated affiliate) and Digital Marketing or its subsidiaries, pursuant to which Optimix agrees to extend a loan to Digital Marketing and its subsidiaries in a principal amount of RMB20 million with a term of six months (which may be extended by Digital Marketing and its subsidiaries for up to 12 months) to support their ongoing business operations during the transition period. The interest rate of the loan would be consistent with the market rate mutually agreed by the Optimix and SiAct. The loan would be secured by the accounts receivables of Digital Marketing and its subsidiaries;

13.	The extension of four loans, except that any of these loans would be fully repaid prior to or on the closing of the Digital Marketing Disposal;

14.	The receipt of written approvals of the lending banks for three loans for the change of the ultimate controller of certain subsidiaries of Digital Marketing, except that any of these loans would be fully repaid prior to or on the closing of the Digital Marketing Disposal;

15.	The termination of the Company’s current VIE arrangement; and

16.	The completion of the contribution of the RMB0.5 million paid-in registered capital by the Company for a subsidiary of Digital Marketing.

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Post Closing Covenants

Each party to the Disposal Agreement made certain post-closing covenants, including but not limited to, signing all reasonably necessary documents and completing required governmental filings, changing bank mandates and contact persons, completing tax filings, modifying contracts, and settling inter-company balances

In particular, following the closing of the Disposal, the Company has agreed to repay the outstanding principal of the loans previously extended by three banks to the disposed business, totaling approximately US$35.0 million, within six months following the execution of the Disposal Agreement.

Termination of the Disposal Agreement

Either party may terminate the Disposal Agreement if the closing of the Digital Marketing Disposal does not take place within 90 days following the execution of the Disposal Agreement, or the Digital Marketing Disposal can be terminated by mutual written consent of Optimix and SiAct.

Miscellaneous

Taxes and Fees

Each party to the Disposal Agreement is responsible for paying its own taxes and fees payable by such party in connection with the Disposal Agreement, the Digital Marketing Disposal and other transactions contemplated thereunder.

Amendments

The Disposal Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument signed by the parties thereto.

Governing Law

The Disposal Agreement is governed by the laws of Hong Kong.

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PROPOSAL NO. 2

DISPOSAL OF MAINLAND CHINA ENTERPRISE SOLUTIONS BUSINESS

As previously disclosed in a Form 6-K furnished by the Company to the SEC on July 19, 2024, Optimix entered into a share purchase agreement on July 19, 2024 to sell all of its equity interest in Tetris Media Limited (“Tetris”) to BeihaiOne Limited (the “Tetris Disposal”) at a consideration of US$80,000.

Tetris and its subsidiaries are the primary entities through which the Company delivers its enterprise solutions business in mainland China. This strategic move aims to optimize the Company’s operations based on the performance of business units, enhance profitability, and realign the business focus to meet market trends and demand in the SaaS sector.

As of the date of this proxy statement, the Tetris Disposal has not consummated yet.

Vote Required for Approval

Tetris Disposal will need to be passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Act of the Cayman Islands or the Articles of Association in connection with the types of actions contemplated under the Tetris Disposal. As a result, holders of our Ordinary Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Ordinary Shares, including those underlying their ADSs.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 2.

12

PROPOSAL NO. 3

APPOINTMENT OF MR. WINSON IP WING WAI AS AN INDEPENDENT DIRECTOR

The Board shall have the power from time to time to appoint any person as a director to fill in a casual vacancy or as an addition to the existing board (subject to the maximum size of the board) and any directors so appointed by the Board shall hold office only until the next following AGM and shall then be eligible for re-election.

As previously disclosed in a Form 6-K furnished by the Company to the SEC on June 24, 2024, the Board has appointed Mr. Winson Ip Wing Wai as a new independent director of the Company, effective June 24, 2024. Mr. Ip has also been appointed as the new chairperson of the Audit Committee. Mr. Ip qualifies as an “audit committee financial expert.” Effective the same day, Mr. Matthew Fong resigned as an independent director and the chairperson of the Audit Committee.

The Company currently has four independent directors, namely, Mr. Dylan Huang, Mr. Lub Bun Chong, Mr. Philip Kan, and Mr. Winson Ip Wing Wai. The Audit Committee currently consists of Mr. Winson Ip Wing Wai, Mr. Lub Bun Chong, and Mr. Dylan Huang, and is chaired by Mr. Winson Ip Wing Wai.

Mr. Winson Ip Wing Wai has more than 20 years of experience in financial and operational management, compliance and ESG management, investment, merger and acquisition, investor relations, accounting and auditing. Currently, he is an independent non-executive director and the chairperson of the audit committee of Deewin Tianxia Co., Ltd (2418.HK) from 2021. He was an independent non-executive director and an audit committee member of 8088 Investment Holdings Limited (8088.HK) from 2020 to 2022. He served as an executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (8095.HK) and then served as a non-executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited from 2018 to 2021. He has held multiple leadership positions, including as the chief financial officer at Sincere Watch (Hong Kong) Limited (444.HK) from 2020 to 2021, the chief financial officer and company secretary of Huili Resources (Group) Limited (1303.HK) from 2011 to 2019, and the vice president of King Stone Energy Group Limited (663.HK) from 2010 to now. He had also worked at KPMG. He obtained his bachelor of business administration in accounting from The Hong Kong University of Science and Technology in 2000 and is currently a member of the Hong Kong Institute of Certified Public Accountants.

Vote Required for Approval

The appointment of Mr. Winson Ip Wing Wai as an independent director of the Company will be passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 3.

13

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers and the Company files or furnishes its annual and current reports and other information with the SEC. The information the Company files or furnishes is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of the Company’s website at www.i-click.com. The Company’s website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this proxy statement, and therefore is not incorporated by reference.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE AGM. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED SEPTEMBER 16, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

14

ANNEX A

DISPOSAL AGREEMENT

SHARE PURCHASE AGREEMENT

BY AND AMONG

Optimix Media Asia Limited

Digital Marketing Group Limited

and

SiAct Inc.

Dated as of September 11, 2024

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of September 11, 2024, is entered into by and among:

(1)            Digital Marketing Group Limited, a company duly incorporated and validly existing under the Laws of Hong Kong (the “Company”);

(2)            Optimix Media Asia Limited, a company duly incorporated and validly existing under the Laws of Hong Kong (the “Seller”); and

(3)            SiAct Inc., an exempted company incorporated under the Laws of the Cayman Islands (the “Purchaser”).

Each of the parties listed through (1) to (3) above is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Purchaser desires to acquire from the Seller, and the Seller desires to sell to the Purchaser, on the terms and subject to the conditions set forth herein, 100% equity interest of the Company.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
Definitions

Section 1.1            Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1 unless the context otherwise requires:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Government Authority.

“Affiliate” means, (a) with respect to any Person that is an individual, his or her Immediate Family Members and (b) with respect to any Person that is not an individual, any other Person that directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person. For purpose of this Agreement, the Seller’s Affiliates shall not include any Group Companies, and the Purchaser’s Affiliates shall include all the Group Companies immediately after the Closing Date.

“Agreement” has the meaning ascribed to it in the Preamble.

“Anhui Onepiece Transaction Documents” means the Investment Agreement (《投资协议》) and the Joint Operation Contract (《合资经营合同》) executed among iClick Beijing, Anhui Onepiece and other relevant parties on April 25, 2021, and the amendments executed by the same parties from time to time.

“Bulletin 7” means Bulletin No. 7 issued by the PRC State Administration of Taxation (中国国家税务总局) on February 3, 2015, titled “Bulletin on Certain Questions relating to the Enterprise Income Tax of Indirect Transfers of Assets by Non-Resident Enterprises (关于非居民企业间接转让财产企业所得税若干问题的公告)”, and any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

“Business Day” means a day that is not a Saturday or Sunday or any other day on which banks in the PRC, Hong Kong, the Cayman Islands or the British Virgin Islands are required or authorized to be closed.

“Charter Documents” means, with respect to a particular legal entity, the articles of incorporation, certificate of incorporation, formation or registration (including, if applicable, certificates of change of name), memorandum of association, articles of association, bylaws, articles of organization, limited liability company agreement, trust deed, trust instrument, operating agreement, joint venture agreement, business license, or similar or other constitutive, governing or charter documents, or equivalent documents, of such entity.

“Circular 37” means the Circular No. 37 (汇发[2014]37号) issued by the PRC State Administration of Foreign Exchange (中国国家外汇管理局) on July 4, 2014, titled “Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment and Financing and Round Trip Investment via Special Purpose Companies (国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知)”, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

“Claim” has the meaning ascribed to it in Section 8.3.

“Closing” has the meaning ascribed to it in Section 2.3.

“Closing Date” has the meaning ascribed to it in Section 2.3.

“Company” has the meaning ascribed to it in the Preamble.

“Confidential Information” has the meaning ascribed to it in Section 6.5.

“Consent” includes an approval, authorization, exemption, filing, license, order, permission, permit, recording or registration from any Governmental Authority or any other Person.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, franchise, Permit or license (whether written or oral).

“Control” (including the terms “Controlled by” and “under common Control with”) with respect to any Person means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the management, policies or affairs of such Person, whether through ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Form ND2A” has the meaning ascribed to it in Section 2.4(d).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Authority” means any nation, government, province, state, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government, including any government authority, agency, department, board, commission or instrumentality of any government or any political subdivision thereof, court, tribunal, arbitrator, the governing body of any securities exchange, and self-regulatory organization, in each case having competent jurisdiction.

“Group Companies” means (i) the Company; (ii) Performance Media Group Limited (“Performance Media”), a company duly incorporated and validly existing under the Laws of Hong Kong; (iii) OptAim (HK) Limited (“OptAim HK”), a company duly incorporated and validly existing under the Laws of Hong Kong; (iv) Tetris (Shanghai) Data Technology Co., Ltd. (“Tetris Shanghai”, 泰司（上海）数据科技有限公司), a company duly incorporated and validly existing under the Laws of PRC; (v) OptAim (Beijing) Information Technology Company Limited (“OptAim Information”, 智云众（北京）信息技术有限公司), a company duly incorporated and validly existing under the Laws of PRC; (vi) iClick Data Technology (Beijing) Limited (“iClick Beijing”, 爱点击（北京）数据科技有限公司), a company duly incorporated and validly existing under the Laws of PRC; (vii) Anhui Onepiece Information Technology Co., Ltd. (“Anhui Onepiece”, 安徽旺匹斯信息技术有限公司), a company duly incorporated and validly existing under the Laws of PRC; and each a “Group Company”.

“HKIAC Rules” has the meaning ascribed to it in Section 9.3(a).

“Immediate Family Members”, with respect to any natural Person, (a) such Person’s spouse, children, parents, grandparents and siblings (in each case whether adoptive or biological), and (b) any other family member who has close relations with such Person.

“Indebtedness” of any Person means, without duplication, (i) the principal of and, accreted value, accrued and unpaid interest, prepayment premiums or penalties and fees and expenses or similar breakage costs or other fees required to be paid under such indebtedness to be satisfied and discharged in full in respect of (A) indebtedness of such Person for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations (contingent or otherwise) of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention the ordinary course of business consistent with the past practice of such Person); (iii) all capitalized lease obligations; (iv) all obligations and Liabilities payable upon termination of interest rate protection agreements, foreign currency exchange agreements or other interest rate or exchange rate hedging or swap arrangements; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intellectual Property” means all intellectual property rights in any and all jurisdictions worldwide, including all (i) patents, (ii) trademarks, (iii) works of authorship (including software), copyrights and mask works, (iv) confidential and proprietary information, including trade secrets and confidential and proprietary know-how, inventions, processes, models and methodologies, (v) rights of publicity, privacy and rights to personal information, (vi) registrations, applications, and renewals for any of the foregoing in (i)-(iv), and (vi) all rights in the foregoing and in other similar intangible assets.

“Laws” means any foreign, federal, state, municipal or local law, statute, code, ordinance, rule, decree, regulation or any common law of any Government Authority or jurisdiction.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings or investigations (whether civil or criminal, judicial or administrative, at law or in equity, or public or private) by or before a Government Authority.

“Liabilities” means any indebtedness, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including those arising under any Law, Order, Legal Proceeding or Contract and including all costs and expenses relating thereto.

“Lien” means any lien (including, without limitation, tax lien), encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, restrictive covenant, right of first refusal, right of first offer, easement, servitude or restriction of any kind, including, without limitation on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Adverse Effect” means (i) any event, occurrence, fact, condition, change or development that has had, has, or could reasonably be expected to have, individually or together with other events, occurrences, facts, conditions, changes or developments, a material adverse effect on the business (as presently conducted and proposed to be conducted), assets (including intangible assets), liabilities, condition (financial or otherwise), property, prospects, employees, operations or results of operations of the Group Companies, taken as a whole; (ii) material impairment of the ability of any Party to perform the material obligations of such Party under any Transaction Documents, or (iii) material impairment of the validity or enforceability of this Agreement or any other Transaction Document against any party hereto or thereto.

“Order” means any written order, injunction, judgment, decree, legally binding notice, ruling, writ, assessment or arbitration award of a Government Authority.

“Permit” means any approval, authorization, consent, license, permit or certificate of or issued by a Government Authority.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Government Authority or other entity.

“PRC” or “China” means the People’s Republic of China, excluding, for purposes of this Agreement, Hong Kong Special Administrative Region of the People’s Republic of China, Macau Special Administrative Region of the People’s Republic of China and Taiwan Islands.

“Purchase Price” has the meaning ascribed to it in Section 2.2.

“Purchased Shares” has the meaning ascribed to it in Section 2.1.

“Purchaser” has the meaning ascribed to it in the Preamble.

“Purchaser Indemnitee” has the meaning ascribed to it in Section 8.1.

“Parties” or a “Party” has the meaning ascribed to it in the Preamble.

“RMB” means Renminbi, the lawful currency of the PRC.

“SAMR” means the State Administration for Market Regulation of the PRC (中国国家市场监督管理总局), or its applicable local counterpart.

“Seller” has the meaning ascribed to it in the Preamble.

“Social Insurance” means any form of social insurance required under applicable Laws, including the PRC national and local contributions for pensions, medical insurance, unemployment insurance, work-related injury insurance, pregnancy benefits, and housing accumulation funds.

“Stamping” has the meaning ascribed to it in Section 6.2(f).

“Tax” or “Taxes” means (i) in the PRC: (a) any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever, (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Government Authority in connection with any item described in clause (a) above, and (c) any form of transferor Liabilities imposed by any Government Authority in connection with any item described in clauses (a) and (b) above, and (ii) in any jurisdiction other than the PRC: all similar liabilities as described in clause (i) above.

“Transaction Documents” means this Agreement and any other agreements entered into in writing in connection with the transactions contemplated hereby and thereby.

“US$”, “$” or “USD” means United States dollars, the lawful currency of the United States.

“Warrantors” means, prior to and upon the Closing, collectively, the Seller and the Group Companies; immediately after the Closing, the Seller.

Section 1.2             Interpretation and Rules of Construction.

(a)            Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)            the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement;

(ii)           any reference in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. All Exhibits and Schedules hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(iii)          any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(iv)          the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(v)           words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires;

(vi)          references to any statutory provision or any rule or regulation (whether or not having the force of Laws) shall be construed as references to the same as amended, varied, modified, consolidated or re-enacted from time to time and to any subordinate legislation made under such statutory provision;

(vii)         references to any agreement or instrument shall be construed as references to the same as amended, supplemented or novated from time to time; and

(viii)        when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(b)            The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article 2
Sale and Purchase of Shares

Section 2.1             Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, at the Closing, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller 10,001 shares (the “Purchased Shares”, representing 100% issued and outstanding shares of the Company on a fully-diluted and as-converted basis) free and clear of all Liens.

Section 2.2             Purchase Price. The purchase price to be paid by the Purchaser or by the person designated by the Purchaser for all Purchased Shares shall be an amount equals to RMB1,000,000 or equivalents in US dollars (the “Purchase Price”) (tax-inclusive), which is determined based on the result of the net asset appraisal of the Group Companies (base date of which is June 30, 2024) and the other factors/considerations mutually agreed by the Parties. For the avoidance of doubt, the exchange rate shall be the central parity of USD against RMB published on the official website of the People’s Bank of China on the date that the Purchaser initiates the transfer of the Purchase Price to the Seller.

Section 2.3             Closing Date. Subject to the terms and conditions of this Agreement, the sale and purchase of all Purchased Shares as contemplated by this Agreement (the “Closing”) shall take place via the remote exchange of electronic documents and signatures on a date that is no later than the tenth (10th) Business Day after the satisfaction or valid waiver of each of the conditions set forth in Article 5 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the Purchaser and the Seller (the date on which the Closing occurs, the “Closing Date”). At the Closing, the Purchased Shares shall be validly transferred to and solely owned by the Purchaser and be attached with good title, fully paid and non-assessable, and free and clear of all Liens, and all the rights, benefits and powers relating to, arising from or in respect of the Purchased Shares shall be validly transferred to and solely owned by the Purchaser. Immediately after the Closing, all the profits and the losses (if any) will be attributed to the Purchaser.

Section 2.4             Closing Deliveries by the Company to the Purchaser. At the Closing, the Company shall, and the Seller shall procure the Company to, deliver or cause to be delivered to the Purchaser:

(a)            a draft copy of the register of members of the Company, dated as of the Closing Date, evidencing the ownership by the Purchaser of all Purchased Shares, free and clear of all Liens, the certified copy of which shall be delivered to the Purchaser within ten (10) Business Days after the Stamping;

(b)            a draft copy of share certificate in the name of the Purchaser, dated as of the Closing Date and duly executed by any director of the Company, evidencing the ownership by the Purchaser of all Purchased Shares, the original copy of which shall be delivered to the Purchaser within ten (10) Business Days after the Stamping;

(c)            a draft copy of the register of directors of the Company, dated as of the Closing Date, evidencing that all the directors of the Company have been replaced by persons designated by the Purchaser, the certified copy of which shall be delivered to the Purchaser within ten (10) Business Days after the Stamping;

(d)            the form ND2A for change of the directors (“Form ND2A”) of the Company shall have been duly executed by the Company, and a copy of which shall have been delivered to the Purchaser by the Company;

(e)            the Form ND2A for change of the directors of Performance Media shall have been duly executed by Performance Media, and a copy of which shall have been delivered to the Purchaser by the Company;

(f)             the Form ND2A for change of the directors of OptAim HK shall have been duly executed by OptAim HK, and a copy of which shall have been delivered to the Purchaser by the Company; and

(g)            such other documents as the Purchaser may reasonably request to evidence the satisfaction of the conditions set forth in Article 5.

Section 2.5             Closing Deliveries by the Seller to the Purchaser. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a)            executed signature pages to the instrument of transfer and bought and sold notes in respect of the Purchased Shares;

(b)            a closing certificate in the form and substance attached to this Agreement as Exhibit B, dated as of the Closing and duly signed by the Seller certifying that the conditions in Section 5.1 (excluding Section 5.1(f)) have been fulfilled on or prior to the Closing Date; and

(c)            the documents as the Purchaser may reasonably request to evidence the satisfaction of the conditions set forth in Article 5.

Section 2.6             Closing Deliveries by the Purchaser to the Seller. At the Closing, subject to receipt of the closing documents as required under Sections 2.4 and 2.5, the Purchaser shall (or cause the person designated by the Purchaser to) deliver to the Seller:

(a)            executed signature pages to the instrument of transfer and bought and sold notes in respect of the Purchased Shares; and

(b)            the Purchase Price by initiation of wire transfer to a bank account of the Seller, provided that a wire instruction in the form and substance attached hereto as Exhibit A (the “Wire Instruction”) shall be provided by the Seller to the Purchaser at least three (3) Business Days prior to the Closing.

Section 2.7             Failure to Close. If, at the Closing, any of the Warrantors fails to fully comply with any of its obligations set forth in Sections 2.4 and 2.5, the Purchaser shall be entitled to, at its sole discretion and by written notice to the other Parties, elect to (without prejudice to any other rights and remedies that may be available to the Purchaser):

(a)            proceed to the Closing so far as practicable;

(b)            defer the Closing to a date after the originally scheduled Closing Date; or

(c)            immediately terminate this Agreement.

Article 3
Warranties of the Warrantors

Each of the Warrantors, severally and jointly, warrants to the Purchaser that each warranty set out in Schedule A-1 is true, accurate, complete and not misleading from the date hereof to the Closing Date as if repeated immediately before Closing (with references to the date of this Agreement being substituted by references to the Closing Date, but except for representations and warranties made as of a specified date, only as of the specified date) by reference to the facts and circumstances then existing.

Article 4
Warranties of the Purchaser

The Purchaser warrants to the Seller that each warranty set out in Schedule A-2 is true, accurate, complete and not misleading from the date hereof to the Closing Date as if repeated immediately before Closing (with references to the date of this Agreement being substituted by references to the Closing Date, but except for representations and warranties made as of a specified date, only as of the specified date) by reference to the facts and circumstances then existing.

Article 5
Conditions to Closing

Section 5.1             Conditions Precedent. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part in its sole discretion):

(a)            No Restraint. No proceeding shall have commenced by or before any Government Authority seeking to restrain or adversely alter the transactions contemplated by the Transaction Documents which would render it impossible or unlawful to consummate such transactions.

(b)            Accuracy of Warranties. The representations and warranties of the Warrantors set forth in Article 3 and Schedule A-1 shall be true, correct and accurate in all respects from the date of this Agreement to the Closing Date as if repeated immediately before Closing (with references to the date of this Agreement being substituted by references to the Closing Date) by reference to the facts and circumstances then existing.

(c)            Performance by the Warrantors. Each of the Warrantors having duly performed and complied with, in all respects, the terms, agreements, covenants and conditions required by the Transaction Documents to be performed or complied with by it prior to or at the Closing, and the Purchaser shall have received satisfactory written evidence relating thereto.

(d)            No Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect.

(e)            Due Diligence. The Purchaser shall have completed its legal and financial due diligence investigations of the Group Companies, and the results of the due diligence investigations shall be reasonably satisfactory to the Purchaser.

(f)             The Purchaser’s Internal Approval. The Purchaser shall have obtained its internal approval for the transactions contemplated hereunder.

(g)            Consents. All Consents (where applicable) required for the execution, delivery and performance of the Transaction Documents and consummation of the transactions contemplated hereunder and thereunder shall have been obtained and remain valid and effective as of the Closing Date.

(h)            Proceedings and Documents. All corporate and other proceedings, including but not limited to, shareholders resolutions and board resolutions of the Company, the Seller and iClick Interactive Asia Group Limited (if applicable), approving its execution (as applicable) of the Transaction Documents and consummation of transactions contemplated hereunder and thereunder, shall be satisfactory in substance and form to the Purchaser, and the Purchaser shall have received true copies of such documents.

(i)             Replacement of Personnel. The directors, legal representatives, and the supervisors of all the Group Companies shall have signed the resignation letters, and the scanned copies of such letters shall be delivered to the Purchaser by the Seller.

(j)             Settlement of Inter-company Balances. The Seller shall have completed the settlement of certain inter-company balances among all the Group Companies and the Seller (or any of the Seller’s Affiliates) to the extent possible, and a list of such settled balances shall be delivered to the Purchaser by the Seller on the Closing Date, which shall be reasonably satisfactory to the Purchaser. With respect to any inter-company balances among all the Group Companies and the Seller (or any of the Seller’s Affiliates) which are not settled prior to the Closing, the Seller shall complete the settlement of such balances in accordance with the provisions of Section 6.2(g).

(k)            Contracts Assignment. The Seller or its Affiliates shall have completed the assignment of the contracts of existing clients of the Group Companies (at listed in Schedule B) to the Company or any other Group Company. The true copies of such executed assignments or delegation shall be delivered to the Purchaser. With respect to the contracts of existing clients of the Group Companies which are unable or failed to be assigned prior to the Closing, the Seller or its Affiliates shall perform its obligations in accordance with the provisions of Section 6.2(e).

(l)             Completion of Restructuring. The Seller shall have completed the restructuring so that the shareholding structure after such restructuring will be consistent with the organization chart set for in Schedule C, or with other structure mutually agreed by the Seller and the Purchaser in writing.

(m)           Compensation for Laid off Employees. The Seller or its designated Affiliate shall have provided severance payments not exceeding RMB3,000,000 in total to the laid off employees of the applicable Group Companies.

(n)            Operation Loan. The Seller or its designated Affiliate shall have executed a loan agreement with applicable Group Company, in which (i) the Seller or its designated Affiliate will provide a loan in an amount of RMB 20,000,000 to the applicable Group Company after the Closing Date; (ii) such loan will be paid by the Seller or its designated Affiliates to the vendors to whom the applicable Group Company owe outstanding debts, or to any other third party for the purpose to maintain the operation of the Group Companies; (iii) the annual interest rate shall be consistent with the market rate mutually agreed by the Seller and the Purchaser; (iv) the applicable Group Company shall pledge its account receivables to the Seller or its designated Affiliate; and (v) the initial term of this loan shall be six (6) months, with the option at the sole discretion of the foregoing Group Company for two (2) extensions, and each extension shall not exceed three (3) months.

(o)            Loan Extension. The Purchaser and the Seller shall have agreed on the extension arrangements of the following loans except that any such loan has been fully repaid prior to or on the Closing Date:

Borrower	Lending Bank	Maturity Date
OptAim Information	SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)	Sep. 13, 2024
OptAim Information and iClick Beijing	SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)	RMB 112,000,000 will be repaid in three installments on Sep. 19, 2024, Sep. 20, 2024 and Sep. 27, 2024 respectively.
OptAim Information	Ping An Bank Beijing Branch (平安银行北京分行)	Sep. 27, 2024
OptAim Information	HSBC Beijing Branch (汇丰银行北京分行)	Sep. 16, 2024

(p)            VIE Termination and De-registration of Equity Pledge. Beijing OptAim Network Technology Co., Ltd. (“OptAim Network”. 北京智云众网络科技有限公司) shall have executed a termination agreement to terminate the VIE contracts signed with iClick Beijing, including the Third Amended and Restated Exclusive Call Option Agreement (《第三次经修订与重述的独家购买权合同》), the Third Amended and Restated Equity Pledge Agreement (《第三次经修订与重述的股权质押合同》), Power of Attorney (《授权委托书》), and Exclusive Business Cooperation Agreement (《独家业务合作协议》). iClick Beijing shall have executed applicable SAMR documents to de-register the equity interests of OptAim Network pledged by Tang Jian (唐健) to iClick Beijing.

(q)            Capital Contribution. The Company shall have completed the contribution of the paid-in registered capital of iClick Beijing (which is RMB 472,320), and the proof of evidencing of such contribution shall be delivered to the Purchaser.

(r)            Bank Approvals. The Seller shall have obtained the written approvals from the following lending banks for the change of the ultimate controller of OptAim Information and iClick Beijing, and a copy of each approval shall have been delivered to the Purchaser. In the event that any loans have been fully repaid by the applicable Group Company prior to or on the Closing Date, written approval will be no longer required.

Borrower	Lending Bank	Outstanding Principals	Maturity Date
OptAim Information	SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)	RMB 80,000,000	• The current maturity date is Sep. 13, 2024. • The maturity date above will be extended to Dec. 30, 2024, which is subject to the approval of SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)
OptAim Information and iClick Beijing	SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)	RMB 112,000,000

•       RMB 112,000,000 will be repaid in three installments on Sep. 19, 2024, Sep. 20, 2024 and Sep. 27, 2024 respectively.

•      The maturity dates above will be extended to Dec. 30, 2024, which is subject to the approval of SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行).

OptAim Information	Ping An Bank Beijing Branch (平安银行北京分行)	RMB 45,000,000	Sep. 27, 2024

Section 5.2      Further Assurances. Each Warrantor shall use its best endeavors to cause the conditions set forth in Section 5.1 to be satisfied as soon as practicable after the date of this Agreement. Each Warrantor shall promptly notify the Purchaser in writing of (a) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could reasonably be expected to result in any breach of a representation or warranty or covenant or agreement of any Warrantor in this Agreement or which could have the effect of making any representation or warranty of any Warrantor untrue or incorrect in any respect, and (b) all other developments affecting the assets, Liabilities, business, financial condition, operations, result of operations, client relationships, employee relations, projections or prospects of any Group Company.

Article 6
Other Agreements

Section 6.1      Actions Prior to the Closing. From the date hereof until the Closing Date or the early termination of this Agreement, each Group Company shall, and the Seller shall cause each Group Company to, conduct its business and affairs in the ordinary course of business consistent with past practice and use its reasonable efforts to preserve substantially intact its present business organization, keep available the services of its current officers, employees, consultants and contractors, and preserve its current material relationships and goodwill with Governmental Authorities, customers and suppliers, licensors, licensees, distributors and any other persons with which the Group Companies have relations. In addition (and without limiting the generality of the foregoing), except for the purpose to complete the restructuring set forth in the Section 5.1(l) and the settlement of inter-company balances set forth in the Section 5.1(j) of this Agreement or expressly consented to by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), no Group Company shall and the Seller shall not permit any Group Company to:

(a)            make any amendment or supplement to, or terminate, any Charter Document of a Group Company;

(b)            authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or other shares, effect any stock split or otherwise change the capitalization of any Group Company as existed on the date of this Agreement;

(c)            declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of the capital stock of the Group Companies;

(d)            redeem, purchase or otherwise acquire any shares of the capital stock of the Group Companies, or make any commitment for any such action;

(e)            place any Group Company into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization, redomiciliation or other reorganization;

(f)            make any amendment, alteration or change to the powers, designations, preferences, rights, privileges, qualifications, limitations or restrictions of any of a Group Company;

(g)            unless required by applicable Laws, (i) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or employee representative, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of any Group Company as the bargaining representative for any employees of any Group Company;

(h)            acquire, sell, lease, transfer or otherwise dispose of any asset (including any intellectual property rights) of an amount up to US$15,000 (or the equivalent amount in other currencies), taken as a whole;

(i)            pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

(j)            settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby (other than responding to takedown notices or other notices or accusations of potential infringement in a manner consistent with past practice in the ordinary course of business);

(k)            (i) cancel, materially modify, terminate or grant a waiver of any rights under any material contract in a manner adverse to any Group Company, (ii) enter into a new Contract that contains, unless required by applicable Laws, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims in a manner adverse to any Group Company; or

(l)            take, propose to take, or agree in writing or otherwise to take, any of the actions described in Section 6.1(a) through Section 6.1(k).

Section 6.2      Post Closing Covenants.

(a)            Completion of Personnel Replacement. Save for the Form ND2A which shall be filed by the Company, Performance Media, and OptAim HK with the Companies Registry of Hong Kong respectively within fifteen (15) days after the relevant date of the change of directors of the Company, Performance Media, and OptAim HK, as soon as practicable but no later than forty (40) Business Days commencing from the Closing Date or other longer time period mutually agreed by both the Seller and the Purchaser, the Seller shall cooperate with the Purchaser to complete the replacement all the shareholders, the directors, the legal representatives, the supervisors and other management of each of the Group Companies (to the extent applicable, and including all personnel such as enterprise contact, financial personnel, etc. filed with the competent SAMR or the Companies Registry of Hong Kong) to the Persons designated by the Purchaser.

(b)            Change of Bank Mandates and Contact Person. As soon as practicable but no later than thirty (30) Business Days commencing from the Closing Date or other longer time period mutually agreed by both the Seller and the Purchaser, the Seller shall change the authorized signatures to all bank accounts of each of the Group Companies and the authorized contact person with the registered agent to the Person(s) nominated by the Purchaser.

(c)            Deliveries by the Seller to the Purchaser. As soon as practicable but no later than ten (10) Business Days commencing from the Closing Date or other longer time period mutually agreed by both the Seller and the Purchaser, the Seller shall deliver the following items of each Group Companies (to the extent applicable) to the Purchaser, including (i) all of its chops and seals; (ii) the originals and all duplicates of its certificate of incorporation, business licenses, corporate registers; and (iii) the USB Keys (U盾) and other electronic devices to operate all its existing bank accounts; (iv) the originals and all duplicates of the accounting ledgers, the accounting vouchers, the business/labor/lease contracts of each Group Company; and (v) the other documents and/or materials as reasonably requested by the Purchaser.

(d)            Tax Filing. Each Party shall be responsible for any Tax incurred by it as a result of or in connection with the transactions contemplated under this Agreement and other Transaction Documents in accordance with any applicable Laws (including the Stamp Duty Ordinance (Cap. 117)). In particular, the Seller shall comply with the requirements of the Bulletin 7 and/or the competent PRC Tax authorities to, at its own expenses, timely file with and bear and pay Taxes to the relevant PRC Tax authority to the extent such Taxes are due and payable arising out of the transaction contemplated hereunder; provided that the Group Companies shall coordinate and cooperate with the Seller in connection with any filings with the relevant PRC Tax authority and have timely provided with Seller, the documents or information as required by applicable laws and relevant governmental authorities. The Seller shall indemnify the applicable Group Companies for any losses incurred by such Group Companies as a result of the failure by the Seller to fail to comply with the covenant under Section 6.2(d).

(e)            Contract Modification. If certain contracts listed in Schedule B cannot be assigned due to any reason before the Closing, at the request of the Seller after the Closing, the Purchaser will cause the relevant Group Companies to execute the necessary documents so that (i) the Seller or its designated Affiliates will be duly authorized to continue certain service to certain clients of the Group Companies; and (ii) the relevant Group Company will be obligated to transfer all the proceeds received from such clients to the Seller or its designated affiliates after deducting reasonable expenses and taxes mutually agreed by the Purchaser and the Seller.

(f)            Stamping. As soon as practicable after the Closing Date but no later than 30 days from the Closing Date, the Parties shall arrange for the applicable Transaction Documents to be duly stamped (including payment of any stamp duties payable thereon by the Parties in accordance with Section 9.1 of this Agreement) (the “Stamping”).

(g)            Settlement of Inter-company Balances. Within forty (40) Business Days commencing from the Closing Date or other longer time period mutually agreed by both the Seller and the Purchaser, the Seller and the Purchaser (as the case may be) shall complete the settlement of or set-off against each other the inter-company balances among all the Group Companies and the Seller (or any of the Seller’s Affiliates) which are not settled prior to the Closing, subject to any adjustments of the inter-company balances or any outstanding inter-company balances as agreed by the Parties.

(h)            Loan Repayment. After the Closing Date, unless any of the loans set forth in the chart below have been fully repaid prior to or on the Closing Date, the Seller or its designated Affiliate shall be responsible for repaying all the remaining principals and accrued interests, regardless of whether such the remaining principals and accrued interests have incurred after or before the Closing Date.

Borrower	Lending Bank	Outstanding Principals
OptAim Information	SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)	RMB 80,000,000
OptAim Information and iClick Beijing	SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)	RMB 112,000,000
OptAim Information	Ping An Bank Beijing Branch (平安银行北京分行)	RMB 45,000,000
OptAim Information	HSBC Beijing Branch (汇丰银行北京分行)	RMB 14,000,000

(i)            Rights and Obligations in Anhui Onepiece Transaction Documents. After the Closing Date, iClick Beijing shall bear all the obligations and exercise all the rights in Anhui Onepiece Transaction Documents. Neither the Seller nor its Affiliates have any rights or obligations related to the Anhui Onepiece Transaction Documents.

(j)            Guarantee Obligations. The Seller shall cause iClick Interactive Asia Group Limited and iClick Interactive Asia Limited to continue to bear their guarantee obligations owed to the applicable lending banks set forth in the chart below until either such guarantee obligations have been released by the applicable lending banks or the corresponding loan has been fully repaid.

Borrower	Lending Bank	Outstanding Principals	Guarantor
OptAim Information	SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)	RMB 80,000,000	• iClick Interactive Asia Group Limited • iClick Interactive Asia Limited
OptAim Information and iClick Beijing	SPD Silicon Valley Bank Beijing Branch (浦发硅谷银行北京分行)	RMB 112,000,000	iClick Interactive Asia Limited
OptAim Information	Ping An Bank Beijing Branch (平安银行北京分行)	RMB 45,000,000	iClick Interactive Asia Limited
OptAim Information	HSBC Beijing Branch (汇丰银行北京分行)	RMB 14,000,000	• iClick Interactive Asia Group Limited • iClick Interactive Asia Limited

Section 6.3      Exclusivity. From the date hereof until the Closing, unless otherwise agreed by the Purchaser in writing, the Warrantors shall not, and they shall not permit any of their representatives to, solicit, initiate, facilitate, engage in any discussions or negotiations with respect to, adopt, approve, commit to, or conclude any investment transaction with, or any sale of any Purchased Shares or the business or equity of any of the Group Company to, any third party, whether directly or indirectly. The Warrantors shall, and shall cause their representatives and the other members of the Group Companies to, immediately terminate all existing activities, discussions and negotiations with any third parties with respect to the foregoing, and if any of them hereafter receives any correspondence or communication that constitutes, or could reasonably be expected to lead to, any such transaction they shall immediately give notice thereof (including the third party and the material terms of such transaction) to the Purchaser.

Section 6.4      Consent and Waiver. As of the Closing, the Seller, and the Seller shall cause its Affiliates, hereby irrevocably and unconditionally covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against the Company or any of the other Group Companies, or to seek to recover any amounts in connection therewith or thereunder, regardless of whether pursuant to any matter occurring prior to, at or after the Closing. For the avoidance of doubt, such waiver shall not prevent the Seller and its Affiliates from seeking to recover any debts or any account receivables owed by any Group Company agreed by the Seller and the Purchaser.

Section 6.5      Confidentiality and No-Use of Names. The terms and conditions of the Transaction Documents (collectively, the “Confidential Information”), including their existence, shall be considered confidential information and shall not be disclosed by any of the Parties to any other Person except that (i) the Purchaser or the Seller, as appropriate, may disclose any of the Confidential Information to its or its Affiliates current or bona fide prospective investors, employees, investment bankers, lenders, Affiliates, accountants and attorneys, in each case only where such Persons are under appropriate nondisclosure obligations; and (ii) if any Party is requested or becomes legally compelled (including without limitation, pursuant to any Nasdaq rules, requirements of the Securities and Exchange Commission or any other applicable securities Laws) to disclose the existence or content of any of the Confidential Information in contravention of the provisions of this Section 6.5, such Party shall, to the extent legally permissible and reasonably practicable, promptly provide the other Parties with written notice of that fact so that such other Parties may seek a protective order, confidential treatment or other appropriate remedy and in any event shall furnish only that portion of the information that is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information. Without the written consent of the Purchaser, the other Parties shall not (i) use in advertising, publicity, announcements, or otherwise, the name of the Purchaser or any of its Affiliates, either alone or in combination of, the associated devices and logos of the above brands or any company name, trade name, trademark, service mark, domain name, device, design, symbol or any abbreviation, contraction or simulation thereof owned or used by the Purchaser or any of its Affiliates, and/or (ii) represent, directly or indirectly, that any product or services provided by such Party or its Affiliates has been approved or endorsed by the Purchaser or any of its Affiliates.

Article 7
Termination

Section 7.1      Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a)            by mutual written consent of the Purchaser and the Seller;

(b)            by any Party, if any Law, injunction or order which would render it impossible or unlawful to consummate such transactions shall be in effect and shall have become final and non-appealable;

(c)            by either Party, if:

(i)            the Closing have not been consummated within ninety (90) calendar days (or such later date as agreed between the Parties in writing) commencing from the date when this Agreement is executed by all the Parties; or

(ii)            if there has been a material breach of any representations, warranties, covenants or agreements made by any Warrantor or the Purchaser (as the case may be).

Section 7.2      Procedure Upon Termination. In the event of termination by relevant Party(ies) pursuant to Section 7.1, written notice of such termination shall forthwith be given to the other Parties, and this Agreement shall thereupon terminate without further action by any Party.

Section 7.3      Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 7.1, each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liabilities to any Party; provided, that no such termination shall relieve any Party hereto from Liabilities for a breach of any of its covenants or agreements or its representations and warranties contained in this Agreement prior to the date of termination, and provided, further, that Section 6.5, this Section 7.3, Article 8 and Article 9 shall survive any such termination.

Article 8
Indemnificatin and Limitation on claims

Section 8.1      Indemnification. Each Warrantor shall, jointly and severally, indemnify and hold harmless the Purchaser and the Group Companies (only applicable after the Closing) (each, a “Purchaser Indemnitee”) from and against any losses, Liabilities, damages, Liens, penalties, costs and expenses, including but without limitation reasonable advisor’s fees and other reasonable expenses of investigation and defense of any of the foregoing actually incurred or suffered by such Purchaser Indemnitee as a result of, arising out of or in connection with any threatened or pending action, claim, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, that relates to any misrepresentation or any breach of or by a Warrantor of any of its representations, warranties, undertakings, obligations or provisions under this Agreement.

Section 8.2      Limitation on Claims. The aggregate maximum liability of the Warrantors under this Agreement shall not in any event exceed the Purchase Price.

Section 8.3      Liability Exclusions. Any Party will not be liable in respect of any Claim, to the extent that such Claim is attributable to:

(a)            an act, omission, transaction or arrangement which would not have arisen but for a default on the part of the other Party on any of the terms herein;

(b)            the promulgation of, or a change in, a law or regulation after the Closing Date (whether or not that change has retrospective effect) and such promulgation or change is not contemplated or announced on or prior to the Closing Date; or

(c)            a change in accounting polices due to amendments to the applicable financial reporting standards after the Closing Date and such change is not contemplated or announced on or prior to the Closing Date.

Article 9
Miscellaneous

Section 9.1      Expenses. Each Party shall bear its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby. All stamp duty payable in respect of the transfer of the Purchased Shares shall be borne by the Seller and the Purchaser in equal shares.

Section 9.2      Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the Hong Kong (without giving effect to any choice of law principles thereof that would cause the application of the laws of another jurisdiction).

Section 9.3      Arbitration.

(a)            Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Hong Kong in accordance with the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause. The tribunal shall be comprised of three arbitrators. The Purchaser, on the one hand, and the Seller, on the other hand, shall each nominate one arbitrator and the third, who shall serve as president of the tribunal, shall be nominated by the party-nominated arbitrators. The arbitration shall be conducted in Chinese. Each Party irrevocably and unconditionally consents to such arbitration as the sole and exclusive method of resolving any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, other than any proceedings to seek the remedies of specific performance as contemplated by Section 9.5.

(b)            The award of the arbitral tribunal shall be final and binding on the Parties. The Parties agree that they will not have recourse to any judicial proceedings, in any jurisdiction whatsoever, for the purpose of seeking appeal, annulment, setting aside, modification or any diminution or impairment of its terms or effect insofar as such exclusion can validly be made. Judgment upon any award rendered may be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

Section 9.4      Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) and the other Transaction Documents represent the entire understanding and agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other agreements between or among any of the Parties with respect to the subject matters hereof and thereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Parties. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any agreement on the part of either Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of either Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.5      Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that each Party shall be entitled to specific performance of the terms hereof. It is accordingly agreed that prior to such termination, each Party shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement, this being in addition to any other remedy to which each Party is entitled at law or in equity.

Section 9.6      Notices. All notices and other communications under this Agreement shall be in writing to the Parties and shall be deemed effectively given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by fax (with written confirmation of transmission) or email (provided that the sender of email shall not have received any message that such email was not timely delivered) or (iii) two (2) Business Days following the day sent by overnight courier (with written confirmation of receipt), in each case to the notice information (or to such other notice information as a party may have specified by notice given to the other party pursuant to this provision) as set forth in Schedule D. A Party may change or supplement the notice information given above, or designate additional notice information, for purposes of this Section 9.6 by giving, the other Parties written notice of the new notice information in the manner set forth above.

Section 9.7      No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided that each Purchaser Indemnitee shall have the right to enforce the relevant terms this Agreement by reason of the Contracts (Rights of Third Parties) Ordinance (Cap. 623) of the Laws of Hong Kong, subject to (i) the rights of the Parties to amend or vary this Agreement without the consent of the Persons referred above, and (ii) the terms and conditions of this Agreement.

Section 9.8      Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.9      Binding Effect; Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, the Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of its Affiliates. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.10      Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Any counterpart or signature of a party delivered by facsimile, email or similar electronic transmission pursuant to which the signature of (or on behalf of) such party can be seen shall be deemed for all purposes as being a good and valid execution and delivery of this Agreement by such party.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Company:

Digital Marketing Group Limited

By:	/s/ Jian Tang
Name:	Jian Tang
Title:	Authorized Representative

Seller:

Optimix Media Asia Limited

By:	/s/ Jian Tang
Name:	Jian Tang
Title:	Director

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Purchaser:

SiAct Inc.

By:	/s/ Ping Liang
Name:	Ping Liang (平亮)
Title:	Authorized Representative

By:	/s/ Su Lei
Name:	Su Lei (苏蕾)
Title:	Authorized Representative

By:	/s/ Zhang Jun
Name:	Zhang Jun (张俊)
Title:	Authorized Representative

Signature Page to Share Purchase Agreement

Schedule A-1
Warranties of the Warrantors

Each of the Warrantors, severally and not jointly, warrants to the Purchaser that each warranty set out in Schedule A-1 is true, accurate and not misleading from the date hereof to the Closing Date as if repeated immediately before Closing (with references to the date of this Agreement being substituted by references to the Closing Date, but except for representations and warranties made as of a specified date, only as of the specified date) by reference to the facts and circumstances then existing.

1.             Organization, Good Standing and Qualification. Each of the Warrantors and the Group Companies is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the Laws of the place of its incorporation or establishment and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and to perform each of its obligations under each of the Transaction Documents. Each of the Group Companies is qualified to do business in the manner presently conducted and is in good standing (or equivalent status in the relevant jurisdiction) in each jurisdiction.

2.             Authorization. Each of the Seller and the Company has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents by the Seller and the Company, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Seller and the Company. This Agreement has been, and each of the other Transaction Documents to which any Warrantor and the Company is a party will be at or prior to the Closing, duly and validly executed and delivered by such Warrantor and the Company, and this Agreement constitutes, and the other Transaction Documents to which such Warrantor and the Company is a party will constitute, the legal, valid and binding obligations of such Warrantor and the Company, enforceable against it in accordance with their respective terms.

3.             Conflicts; Consents of Third Parties.

(a)            None of the execution, delivery and performance by any of the Warrantors of this Agreement or the other Transaction Documents to which such Warrantor is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by such Warrantor and the Company with any of the provisions hereof or thereof will breach or conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) or loss of a benefit under, or give rise to a right of termination, consent or cancellation or increase in any fee, Liabilities or obligation under, any provision of (i) the memorandum and articles of association or comparable organizational documents of any Warrantors; (ii) any Contract to which it is a party or any of its Permit; (iii) any Order applicable to any Warrantor and the Company or by which any of the properties or assets of any Warrantor and the Company are bound; or (iv) any applicable Law.

(b)            No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Government Authority or any other Person is required on the part of any Warrantor in connection with the execution and delivery of this Agreement or the other Transaction Documents or the compliance by the any Warrantor with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby.

4.             Capitalization.

(a)            The share capital of the Company is HK$10,001. The total issued shares of the Company are 10,001 shares, all of which are issued and legally and beneficially owned by the Seller free and clear of all Liens.

Schedule A-1

(b)            Immediately after the completion of the restructuring conducted by the Seller, the Company will own 100% equity in Performance Media, OptAim HK and iClick Beijing, all of which are free and clear of all Liens.

(c)            Immediately after the completion of the restructuring conducted by the Seller, iClick Beijing will own 19% equity interest (representing RMB 1,900,000 of the registered capital) in Anhui Onepiece, all of which are free and clear of all Liens. For the avoidance of doubt, iClick Beijing has fulfilled its payment obligation by transferring RMB 15,000,000 to Anhui Onepiece.

(d)            Subject to Schedule A-3, immediately after the completion of the restructuring conducted by the Seller, Performance Media will own 100% equity interest (representing in total RMB 5,000,000 of the registered capital) in Tetris Shanghai, all of which are free and clear of all Liens. For the avoidance of doubt, the Seller will not contribute the outstanding paid-in registered capital of Tetris Shanghai which is RMB 1,000,000.

(e)            Subject to Schedule A-3, immediately after the completion of the restructuring conducted by the Seller, OptAim HK will own 100% equity interest (representing USD 42,356,088 of the registered capital) in OptAim Information, all of which are free and clear of all Liens. For the avoidance of doubt, OptAim HK has completed its capital contribution of the paid-in registered capital in an amount of USD 37,356,088.

(f)            There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind to which any Warrantor or Group Company is a party or by which any of them is bound obligating any of them (i) to issue, deliver or sell, or refrain from issuing, delivering or selling, any equity securities of any Group Company, or to grant, extend or enter into any such option, right or agreement, (ii) to repurchase, redeem or otherwise acquire, or to refrain from repurchasing, redeeming or otherwise acquiring, any equity securities of any Group Company, or to grant, extend or enter into any such option, right or agreement or (iii) to vote, or to refrain from voting, any equity securities of any Group Company. No Warrantor or Group Company is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the registration of, any share or other security of any Group Company.

5.             Ownership of the Purchased Shares. The Seller is the record and beneficial owner of the Purchased Shares, free and clear of all Liens, and the Seller has the power to sell, transfer, assign and deliver all Purchased Shares as provided in this Agreement, and such delivery will convey to the Purchaser good and marketable title to such Shares, free and clear of all Liens. Each Purchased Share is duly authorized, validly issued, fully paid, non-assessable, and free and clear of all Liens. There is no and has been no entrustment arrangement or dispute (including but not limited to those pending or threatened) in relation to any of the Purchased Shares.

Schedule A-1

Schedule A-2
Warranties of the Purchaser

The Purchaser warrants to the Seller that each warranty set out in Schedule A-2 is true, accurate and not misleading from the date hereof to the Closing Date as if repeated immediately before Closing (with references to the date of this Agreement being substituted by references to the Closing Date, but except for representations and warranties made as of a specified date, only as of the specified date) by reference to the facts and circumstances then existing.

1.             Organization and Good Standing. The Purchaser is duly organized, validly existing and in good standing under the Laws of British Virgin Islands.

2.             Authorization. The Purchaser has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Purchaser is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the other Transaction Documents to which the Purchaser is a party will be at or prior to the Closing, duly and validly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the other Transaction Documents to which the Purchaser is a party will constitute, the legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms.

3.             Conflicts; Consents of Third Parties. None of the execution, delivery and performance by the Purchaser of this Agreement or the other Transaction Documents to which the Purchaser is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by the Purchaser with any of the provisions hereof or thereof will breach or conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), any provision of (i) the memorandum and articles of association of the Purchaser; or (ii) any Order or Law applicable to the Purchaser, in each case of (i) and (ii), except as would not, individually or in the aggregate, materially and adversely affect the ability of the Purchaser to carry out its obligations hereunder and under the other Transactions Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.

Schedule A-2

Schedule A-3
Capitalization

Tetris Shanghai is in process of reducing its registered capital from RMB 5,000,000 to RMB 1,000,000 and such capital reduction shall be completed by the end of 2024, or such later date as agreed by the Parties.

OptAim Information is in the process of reducing its registered capital from USD 42,356,088 to USD 37,356,088 and such capital reduction shall be completed by the end of 2024, or such later date as agreed by the Parties.

Schedule A-3

Schedule B
List of Existing Contracts To Be Assigned To Group Companies

The Seller confirms that there will be no existing contracts to be assigned from the Seller or its Affiliate to the Group Companies as of the execution date of this Agreement and the Closing Date.

Schedule B

Schedule C
Orgnization Chart of Group Companies after restrucutring

Schedule C

Schedule D
Notice Informaiton

1.	If to the Purchaser or to the Company (after the Closing):

Attention:	Mr. Ping Liang (平亮)

Address:	上海市徐汇区古美路1515号楼凤凰大楼19号16层

Email:	mbo_team@optaim.com

Tel:	+86-21-3230 3931

2.	If to the Seller or to the Company (at or before the Closing):

Attention:	Mr. Jian Tang

Address:	15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, China

Email:	jian.tang@i-click.com

Tel:	+86-10-85402700

Schedule D

Exhibit A
Form of Wire Instruction

To: SiAct Inc.

Date: ____________, 2024

Dear Sir or Madam,

Pursuant to the Share Purchase Agreement dated September ______, 2024 by and among SiAct Inc., Optimix Media Asia Limited (the “Seller”) and certain other parties thereto (the “Purchase Agreement”), please wire the payment listed below in full upon the Closing (as defined in the Purchase Agreement), into the following bank account of the Seller:

Purchaser	Payment of the Purchase Price
SiAct Inc.	RMB 1,000,000 or equivalents in US dollars

Information of the Bank Account of Seller
A/C No.	***
A/C Name	***
Beneficiary Bank	***
SWIFT Code of Beneficiary Bank	***
Address of Beneficiary Bank	***

Best regards,

Optimix Media Asia Limited

By:

Name:

Title: Authorized Representative

Exhibit A

Exhibit B
Form of closing certificate

Closing Certificate

To: SiAct Inc. (the “Purchaser”)

Reference is hereby made to that certain Share Purchase Agreement (the “Purchase Agreement”) dated September ______, 2024 by and among the Purchaser, Optimix Media Asia Limited (the “Seller”), and Digital Marketing Group Limited (the “Company”). Capitalized terms used herein without definition shall have the meanings set forth in the Purchase Agreement.

The Seller hereby acknowledges and irrevocably warrants and certifies to the Purchaser that:

1.	all the representations and warranties made by each Warrantor in Article 3 of the Purchase Agreement are true, correct, accurate, complete and not misleading;

2.	all the conditions specified in Section 5.1 of the Purchase Agreement (to the extent that they are to be fulfilled by the Purchaser) have been fulfilled in their entirety as of the date hereof; and

3.	there has been no Material Adverse Effect on any Group Company since the date of the Purchase Agreement.

This Closing Certificate may be executed and delivered by electronic PDF, facsimile, email, scanned copies or any other electronic form of signatures and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile, e-mailed, electronic PDF, scanned or any other electronic form of copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Closing Certificate.

Optimix Media Asia Limited

By:

Name:

Title: Authorized Representative

Exhibit B

ANNEX B

OPINION OF THE FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS OF THE COMPANY

September 11, 2024

The Board of Directors of iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza 663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Dear Members of the Board of Directors:

We understand that iClick Interactive Asia Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), proposes to sell its demand side marketing solutions business in Mainland China operated by Digital Marketing Group Limited and its subsidiaries (“Digital Marketing”), an indirect wholly-owned subsidiary of the Company incorporated under the laws of Hong Kong S.A.R., through Optimix Media Asia Limited, a direct wholly-owned subsidiary of the Company incorporated under the laws of Hong Kong S.A.R., to SiAct Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Transaction”), with the cash consideration set forth in the draft share purchase agreement listed in Schedule A hereto (the “Transaction Agreement”)(such cash consideration, the “Consideration”).

The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey (China) Limited (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the Company in the Transaction pursuant to the Transaction Agreement is fair to the Company from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the draft of the Transaction Agreement, dated September 7, 2024;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Digital Marketing made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to Digital Marketing for the fiscal years ending 2024 through 2029 (the “Financial Projections”);

4.	spoken with certain members of the management of the Company regarding the businesses, operations, financial condition and prospects of the Company, Digital Marketing, the Transaction and related matters;

5.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities;

6.	reviewed certificates and/or confirmation emails addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

The Board of Directors of iClick Interactive Asia Group Limited	-2-
September 11, 2024

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

Company management have advised us, and at your direction we have relied upon and assumed, that (i) Digital Marketing have experienced significant recurring losses from operations and expects continuing operating losses for the foreseeable future, (ii) the Company’s failure to conclude the Transaction, or a strategic transaction, will force it to consider other strategic alternatives, including a liquidation and dissolution of Digital Marketing (iii) the values the Company receives for Digital Marketing’s assets in liquidation or dissolution could be significantly lower than the values reflected in Digital Marketing’s financial statements and result in the Company receiving little or no value.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Financial Projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company or Digital Marketing, as applicable and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Digital Marketing since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. As you are aware, the credit, financial and stock markets have recently been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. In addition, we express no view as to, and this Opinion does not address, foreign currency exchange risks (if any) associated with the Transaction, the financial projections or otherwise.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Transaction Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Transaction Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Transaction Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, including applicable laws, rules and regulations in the People’s Republic of China and Hong Kong S.A.R., and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the acquisition of any assets of the Company, or otherwise have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Consideration pursuant to the Transaction Agreement will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Transaction Agreement will not differ in any respect from the draft of the Transaction Agreement identified above.

The Board of Directors of iClick Interactive Asia Group Limited	-3-
September 11, 2024

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Digital Marketing or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Digital Marketing is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Digital Marketing is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company, Digital Marketing or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

The Board of Directors of iClick Interactive Asia Group Limited	-4-
September 11, 2024

In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the closing of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses the fairness, from a financial point of view, of the Consideration to be received by the Company for the entire Transaction pursuant to the Transaction Agreement and does not address (a) any consideration to be paid under any other agreement in connection with the transactions contemplated under the Transaction Agreement or (b) any impact (financial or otherwise) on the Company arising out of, as a result of or in connection with the transactions contemplated under the Transaction Agreement, including without limitation the transactions contemplated under Section 5.1(n) of the Transaction Agreement. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) how the Board, the Company, Digital Marketing, any security holder, any other party should act or vote or tender their shares with respect to the Transaction, or (viii) the solvency, creditworthiness or fair value of Digital Marketing, or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company, and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

The Board of Directors of iClick Interactive Asia Group Limited	-5-
September 11, 2024

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Company in the Transaction pursuant to the Transaction Agreement is fair to the Company from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey (China) Limited

Houlihan Lokey (China) Limited

The Board of Directors of iClick Interactive Asia Group Limited	-6-
September 11, 2024

Schedule A

Transaction Agreement

Share Purchase Agreement by and among Optimix Media Asia Limited, Digital Marketing Group Limited and SiAct Inc.